

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

May 4, 2007

By Facsimile and U.S. Mail

William B. Timmerman
Chief Executive Officer
SCANA Corporation
1426 Main Street
Columbia, South Carolina 29201

> **Re:** **SCANA Corporation**
> **South Carolina Electric & Gas Company**
> **Form 10-K fiscal year end December 31, 2006**
> **Filed March 1, 2007**
> **File Nos. 001-08809 and 001-03375**

Dear Mr. Timmerman:

     We have reviewed your response to our prior comments dated April 19, 2007, on the above referenced filing and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCANA Corporation

Form 10-K for the year ended  December 31, 2006

Item 8 Financial Statements and Supplementary Data

Statement of Cash Flows, page 50

1. In regards to your response to prior comment three of our letter dated April 19, 2007, we note your equity method investments had earnings of $3 million in 2004 but losses of $72 million and $16 million in 2005 and 2006. Please clarify how earnings of your equity method investments were sufficient to cover the $7.1

million and $6.7 million cash distributions in 2005 and 2006.  Include in your response the amount of each investment and tell us which line item on the balance sheet reflects the investments.

Please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please understand that we may have additional comments after reviewing your response to our comment.  Please submit your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna Di Silvio, Review Accountant at (202) 551-3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,


Michael Moran
Accounting Branch Chief